The Frontier Fund

c/o Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

December 23, 2008

VIA EDGAR

Ms. Jennifer Monick

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	The Frontier Fund (the “Trust”) Form 10-K for the Fiscal Year ended December 31, 2007 Filed March 18, 2008 File No. 0-51274

Dear Ms. Monick:

This letter responds to the comment raised in your letter addressed to Brent Bales dated December 11, 2008. Capitalized terms used in this letter without definition herein have the respective meanings ascribed thereto in the Trust’s Form 10-K for the Fiscal Year ended December 31, 2007.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Notes to Financial Statements

4. Investments in Unconsolidated Trading Companies, pages F-23 to F-25

1.	We note your response to prior comment 3 and we are unable to agree with your position as we believe that Rule 3-09 of Regulation S-X is applicable at the separate series level to your trust. Please amend your filing to include financial statements for each trading company which is accounted for under the equity method and which has a significance level in excess of 20% of the investor series.

Response:

The Trust will file a Form 10-K/A for the fiscal year ended December 31, 2007, which will include financial statements for each trading company. The Trust will file such Form 10-K/A on or about January 15, 2009.

The Frontier Fund
(Registrant)

By:	/s/ S. Brent Bales
S. Brent Bales
Chief Financial Officer
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund

cc:	Mr. Richard Bornhoft
Mr. Ron Montano
Ms. Rebecca Valdez
Michael F. Griffin, Esq.
Robert E. Holton, Esq